Robert D. Stiles

Chief Financial Officer

06 January 2012

BY EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC20549

Attention: Larry Spirgel, Assistant Director

Re:	Altisource Portfolio Solutions S.A.

Form 10 for Fiscal Year Ended December 31, 2010

Filed February 18, 2011

File No. 001-34354

Ladies and Gentlemen:

This letter responds to the Staff’s letter to Altisource Portfolio Solutions S.A. (“Altisource” or the “Company”), dated December 21, 2011, which contained the Staff’s comments to the Company’s Registration Statement on Form 10-K referenced above. Each response follows the Staff’s comments in bold below.

Form 10-K for the Fiscal Year December 31, 2010

Risk Factors, page 10

General

1.	In future filings, please revise your Risk Factor section to include a full discussion of the most significant factors you face. Expand the disclosure of the specific risks you face by operating in the real estate services and mortgage industry including, for example, the on-going impact of the economic crisis and adverse regulatory consequences. Other areas suitable for elaboration include risks associated with customer resistance to third party services, the long sales cycle for your technology solutions and potential development set-backs, as well as more detailed discussion of the risks you face as a highly regulated entity subject to extensive and changing laws. Refer to Item 503(c) of Regulation S-K.

In future filings, the Company intends to provide revised, expanded or new language in the Risk Factors to address the above items consistent with the following:

Thinking Ahead. Delivering Today®

291 Route d’Arlon | L-1150 Luxembourg | +352 2469 7900

Our business is subject to extensive regulation and failure by us or our customers to comply with existing or new regulations may adversely impact us.

The ongoing economic uncertainty and troubled housing market have resulted in increased regulatory scrutiny of all participants involved in the mortgage industry. This scrutiny has included federal and state governmental agency review of all aspects of the mortgage lending and servicing industries, including an increased legislative and regulatory focus on consumer protection practices. Recently enacted legislation includes the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Dodd-Frank Act is extensive and significant legislation that includes reform of the regulation and supervision of financial institutions, as well as the regulation of derivatives, capital market activities and consumer financial services. Included in the Dodd-Frank Act, among other things, is the creation of the Consumer Financial Protection Bureau , a new federal entity responsible for regulating consumer financial services and products. Title XIV of the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (“Mortgage Act”). The Mortgage Act imposes a number of additional requirements on lenders and servicers of residential mortgage loans by amending and expanding certain existing regulations. In some cases, penalties for noncompliance are significantly increased and could lead to settlements or consent orders on us or our customers that may curtail or restrict the business as it is currently conducted.

Our technology solutions have a long sale cycle and are subject to development and obsolescence risks.

Many of our services in the Technology Services segment are based on sophisticated software and computing systems with long sales cycles. We may encounter delays when developing new technology solutions and services. We may experience difficulties in installing or integrating our technologies on platforms used by our customers. Further, defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in interruption of business operations, delay in market acceptance, additional development and remediation costs, loss of customers, negative publicity or exposure to liability claims. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition or results of operations.

Our business is dependent on the trend toward outsourcing.

Our continued growth at historical rates is dependent on the industry trend toward outsourced services. There can be no assurance that this trend will continue, as organizations may elect to perform such services themselves or may be prevented from outsourcing services. A significant change in this trend could have a materially adverse effect on our continued growth.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results…page 18

Consolidated Results of Operations, page 22

2.	In future filings, please explain either here, or in your Business section, your global delivery platform for collections. Discuss why the build out of this platform has resulted in lower revenues per account and higher margins.

In future filings, the Company intends to discuss why our global delivery platform for collections has resulted in lower revenues per account but at higher margins consistent with the following:

Our global delivery platform consists of highly trained specialists in various geographic regions. The use of specialists in certain countries may result in lower commission rates paid by clients but results in higher margins principally due to the lower employee cost structure.

******

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at +352.2469.7903.

Sincerely,

/s/ Robert D. Stiles
Robert D. Stiles Chief Financial Officer

cc:	William B. Shepro, Chief Executive Officer
Kevin	J. Wilcox, Chief Administration Officer & General Counsel
Joseph	Morettini, Partner, Deloitte & Touche LLP

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